JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

04036211

Press Release

www.jardines.com

To: Business Editor

4th August 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

Jardine Matheson Holdings Limited
Interim Report 2004

SUPPL

RECEIVED
2004 AUG 12 P 12:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Highlights

- First half underlying earnings per share up 70%
- Good results from Dairy Farm, Jardine Pacific and Astra
- Hongkong Land property portfolio value increases 15%
- Interim dividend up 9% to US¢8.50 per share

"The Group's businesses are trading well. We expect good growth in earnings for the full year, though the rate of increase will be lower than in the first half, which benefited from comparison with a relatively difficult first half in 2003."

Henry Keswick, *Chairman*
4th August 2004

PROCESSED
AUG 13 2004
THOMSON FINANCIAL

The basis of calculation of underlying earnings is set out on page 18.

The interim dividend of US¢8.50 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004 and will be available in cash with a scrip alternative. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive.

dlw 8/12

- more -

Jardine Matheson Holdings Limited
Interim Report 2004

Overview

The improving economic environment enabled Jardine Matheson to produce a good first half result for 2004, maintaining the momentum achieved in the second half of 2003. A partial recovery in property values in Hongkong Land's portfolio after the recent years of decline has provided additional strength to the Company's balance sheet.

Performance

The Company achieved an underlying net profit for the first six months of 2004 of US$194 million, an increase of 64% over the same period last year. As a number of exceptional challenges were encountered in the first half of 2003, the 10% increase over last year's second half profit of US$176 million makes a fairer comparison. Underlying earnings per share for the first six months of 2004 were further enhanced by the effect of share repurchases and reached US¢54.86, an increase of 70% over the first half of 2003.

Of the Company's wholly-owned subsidiaries, Jardine Pacific benefited from a much improved trading environment, and Jardine Motors Group achieved further gains in its United Kingdom operations. Of the Company's major quoted subsidiaries, Dairy Farm produced another strong result with good performances from most of its businesses; Mandarin Oriental's result reflected improved occupancy levels, although some weakness in room rates remains and it incurred start-up costs in its new Washington hotel; and Jardine Cycle & Carriage was again buoyed by an excellent performance from its Indonesian affiliate, Astra. Of the Company's principal equity-accounted affiliates, Hongkong Land's contribution was supported by profits on residential sales, more than offsetting a decline in rental income; and Jardine Lloyd Thompson's contribution benefited from translation gains due to the strength of Sterling.

A 15% increase in the value of Hongkong Land's investment property portfolio was recorded at the half year. In accordance with International Financial Reporting Standards, the Company's share of the non-cash gain arising of US$227 million has been taken through the profit and loss account resulting in a net profit attributable to shareholders of US$441 million for the six months.

An increased interim dividend of US¢8.50 per share has been declared.

Business Developments

Good progress continues to be made in building our businesses as industry leaders with a clear focus on their chosen markets. At the same time, a selective programme of selling businesses and assets is being undertaken, enabling the Group to take advantage of development opportunities elsewhere.

Jardine Pacific's encouraging performance reflects the upturn in most economies in the region over the last nine months, and especially in Hong Kong where the majority of its interests are located, although the engineering and construction sector remains weak. The group has continued to refine its business portfolio with the sale of its Caterpillar dealerships in Hawaii and Taiwan and its interest in United Terminal in Taiwan.

Jardine Motors Group has disposed of its remaining business in the United States and a joint-venture interest with Ford in the United Kingdom. It also sold to Jardine Cycle & Carriage its investments in listed motor companies in Indonesia and Malaysia, the latter subject to regulatory approval. The group will concentrate on its prime operations in the United Kingdom and Southern China, including Hong Kong. Following these disposals, however, there will be a reduction in recurring earnings in the short term.

Dairy Farm is strengthening its leading retail positions in Asia through acquisition and organic growth. Recent acquisitions in Malaysia and Singapore have enhanced an already improving trend in those countries, and there has been further expansion of its hypermarket operations in Southeast Asia. Progress is also being made in Southern China where 7-Eleven ended the half-year with 168 outlets and Mannings, the health and beauty chain, is planning its first store opening in the fourth quarter. Dairy Farm continues to dispose of assets with the sale of its ice manufacturing and cold store operation and properties in Hong Kong.

Jardine Cycle & Carriage, in which the Group now has a 58% interest, made progress in focusing its motor activities on Southeast Asia with the sale of its New Zealand operations and the acquisition of Jardine Motors Group's interests in Indonesia and, in due course, Malaysia. In Singapore, agreement was reached with DaimlerChrysler to extend the group's retail exclusivity for Mercedes-Benz to the end of 2010. The company's property arm, MCL Land, is pursuing a strategy of selling investment properties to focus on development, and has recently announced the sale of a commercial property in Singapore for US$88 million.

Jardine Cycle & Carriage's principal affiliate, Astra, benefited in its motor vehicle and motorcycle markets from strong consumer demand in Indonesia. Astra's financial position continues to improve from good operating cash flows, and United Tractors, now 53% owned, raised over US$70 million through a rights issue as part of a comprehensive debt restructuring programme. Astra also took the opportunity to increase its shareholding in its agribusiness, Astra Agro Lestari, from 63% to 80%. Jardine Cycle & Carriage increased its stake in Astra from 37% to 42% during the period at a cost of some US$120 million, and is benefiting from the company's resumption of dividend payments.

Mandarin Oriental's expansion strategy has continued with the launch of its latest hotel, the 80%-owned Mandarin Oriental, Washington D.C., in March 2004. Development projects are progressing in Hong Kong, Tokyo and Boston. Mandarin Oriental has also announced that it is to manage the Hôtel Royal Monceau in Paris and two new luxury resorts in Thailand and Mexico.

The recovery in the Hong Kong office market, which began in mid-2003, has led to some improvements in values and occupancy in Hongkong Land's portfolio. The rental reversion pattern will, however, delay the benefit to earnings of a still restrained rise in rents. The group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex in Hong Kong is making progress, and the joint-venture development in Singapore at One Raffles Quay is attracting leasing interest ahead of its completion in early 2006. The group has also achieved good contributions from its residential developments in Hong Kong and Beijing.

Jardine Lloyd Thompson made a satisfactory start to the year, although dollar weakness and changing reinsurance market conditions offset improvements elsewhere, resulting in a flat year-on-year earnings comparison in Sterling terms. At mid-year the company announced the acquisition of a number of operations in Latin America.

Outlook

In conclusion, the Chairman, Henry Keswick said, "The Group's businesses are trading well. We expect good growth in earnings for the full year, though the rate of increase will be lower than in the first half, which benefited from comparison with a relatively difficult first half in 2003."

Operating Review

Jardine Pacific

Jardine Pacific increased its underlying profit for the first half by 90% to US$49 million as it benefited from the economic recovery in the region over the last nine months, and especially in its primary Hong Kong markets. The principal exception to this trend was in the engineering and construction sector, which remained weak. It is expected that the group's earnings will stabilize in the second half of the year.

HACTL reported a 16% increase in cargo throughput in the first half as the Pearl River Delta continued to grow as a sourcing centre for the world. JARDINE SHIPPING SERVICES enjoyed strong cargo rates as well as an increase in new business. JARDINE AVIATION SERVICES had a stronger first half with flight frequencies ahead of expectations, a trend likely to continue.

GAMMON's profit rose from last year, but was still well down on previous years and relatively little new business was won in the first half. JARDINE ENGINEERING CORPORATION also saw some improvement in earnings, and JARDINE SCHINDLER's order intake was healthy and spread across the region.

JARDINE ONESOLUTION's hardware business improved, but this was not mirrored in the service side of the business. JARDINE RESTAURANTS performed strongly with increased sales and margins in all three of its major operations. PACIFIC FINANCE benefited from low interest rates and reduced doubtful debt provisions. EASTPOINT's earnings fell as two key contracts expired, but underlying business remained strong. The group's remaining interests performed slightly ahead of last year.

Central overheads were flat, while finance costs benefited from low interest rates and debt levels. Jardine Pacific's Caterpillar dealerships in Hawaii and Taiwan have now been sold, as has its interest in United Terminal in Taiwan. A programme to sell non-strategic residential properties in Hong Kong is substantially complete.

Jardine Motors Group

Jardine Motors Group's underlying profit in the first half increased 27% to US$26 million as improvements in the United Kingdom offset the loss of contribution from the Hawaiian operations that were sold at the end of 2003.

In Hong Kong, margins were under pressure despite an increase in the new car market. Zung Fu achieved a good order intake for Mercedes-Benz passenger cars, although revenues were lower due to the timing of the arrival of new cars, and its after-sales performance remained strong. Initial losses were incurred on the start-up of the Hyundai

franchise. In Southern China, the Mercedes-Benz distribution joint venture produced stronger volumes and margins, while an overall profit was also achieved by Zung Fu's service operations.

There was a further improvement in results in the United Kingdom as the core dealerships produced a higher contribution that offset the costs associated with franchise reorganizations and the integration of new dealerships. Reductions in overheads, however, failed to compensate for the effect of the amortization of a pension fund deficit. The better trading result was supplemented by gains on property disposals and an improved contribution from its vehicle leasing joint venture.

A number of disposals were made in the first six months. The sale of Polar Motor Group to the joint venture partner in April produced a loss on the recognition of a pension deficit. In the United States, an increasingly competitive market led to a lower contribution from Beverly Hills prior to the group completing the profitable disposal of this operation in July. As part of a rationalization of interests in Southeast Asia, Jardine Cycle & Carriage acquired the group's 34% stake in PT Tunas Ridean in Indonesia in March, and has agreed to acquire the group's 12% interest in Cycle & Carriage Bintang, subject to the necessary regulatory approval. These disposals will, however, reduce recurring earnings in the short term.

Jardine Lloyd Thompson

Jardine Lloyd Thompson made encouraging progress in the first half of the year against the background of continued weakness in the United States dollar, a changing reinsurance environment and a softening of insurance rates. Brokerage and fees grew by 8% to £243 million, and profit before tax (excluding exceptional items and goodwill amortization) under United Kingdom accounting standards was £68 million, up 3%. The reported figures for 2004 and prior year comparatives reflect the adoption of revised accounting standards.

The Risk & Insurance Group, covering worldwide insurance and reinsurance broking and risk services activities, recorded a turnover of £203 million, up 10% (13% at constant rates of exchange). The results were, however, impacted by the challenging market conditions and Risk Solutions was particularly affected, but the underlying business produced strong performances including its new Aviation and Property teams. The retail operations also performed well, including operations in the United States where the specialty life, accident and health broking business that had been acquired in December made good progress.

The Employee Benefits Group, comprising pension administration, outsourcing, employee benefits, consultancy and US group marketing, claims and benefits administration activities, continued to develop with a modest increase in turnover and improved trading margins. Prospects in the United Kingdom remain good with new business wins and a healthy pipeline.

In July, the company announced that it is to establish an insurance and reinsurance broking presence in certain territories in Latin America, initially focusing on Mexico, Colombia and Peru. This is an important market with the potential for the group to benefit from its specialty expertise.

Hongkong Land

Hongkong Land's first half underlying net profit rose by 24% to US$104 million as the decline in commercial revenue was more than offset by profits arising from residential sales. The group's investment property portfolio increased in value by some 15% since 31st December 2003, producing a valuation surplus of US$810 million.

The first half of 2004 saw further recovery in the Hong Kong office market, although the market remains competitive and rentals are only rising gradually. Hongkong Land continues to retain existing tenants and attract new ones, with vacancy in its portfolio falling to 6.2%. Its rental reversion pattern, however, is expected to remain negative for some time, delaying the benefit of the market recovery on underlying earnings. The group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex is making good progress and the first phase of new luxury flagship stores are opening. Outside Hong Kong, the group's joint-venture development in Singapore at One Raffles Quay is attracting leasing interest ahead of its completion in early 2006.

Profit has been recognized on the first phase of the group's residential joint-venture development in Beijing, and the second phase is now under construction with over 90% pre-sold. Despite a slowing in the Hong Kong residential market, almost 80% of the units of the group's development in Western District were also pre-sold.

Of Hongkong Land's remaining infrastructure assets, its 37.5%-owned Tradeport logistics terminal at Hong Kong International Airport added customers, albeit at a slow pace, and 28.5%-held Asia Container Terminals took delivery of its two berths at CT8 West in May.

Dairy Farm

Dairy Farm remains focused on strengthening its leading retail positions in Asia. Its sales for the period, including associates, increased 16% to US$2.5 billion, and underlying net profit rose by 40% to US$62 million. Its businesses benefited from the stable economic environment in Asia and from acquisitions made in recent years.

Significant profit growth was achieved in Dairy Farm's North Asia operations, particularly in Hong Kong. Mannings health and beauty stores remain one of the group's best performing businesses and there was a gradual improvement at Wellcome supermarkets. 7-Eleven, which was adversely affected last year by SARS, rebounded strongly, but restaurant associate, Maxim's, is taking longer to recover. IKEA performed well in Hong Kong and

Taiwan, and there are plans for store expansion in the second half. Development also continued in Southern China where 7-Eleven ended the half-year with 168 stores and Mannings plans to open its first store in Guangzhou in the fourth quarter.

The group's Southeast Asia operations again performed strongly, building on the benefits arising from recent acquisitions in Malaysia and Singapore. Seven Giant hypermarkets, Dairy Farm's main growth vehicle in the region, were opened, and the profitable Guardian health and beauty store format continued to be rolled out. Results in the Indonesian supermarkets, however, have yet to come through, and the performance in India remains disappointing.

Further selective disposals of operations and properties were made during the period, and agreement was also reached for the sale of a warehouse in Hong Kong, which completed in July. An exceptional gain of US$84 million arose on these disposals, of which US$61 million will be recognized in the second half.

Mandarin Oriental

A rebound in international travel following the impact of SARS in Asia in the first half of 2003 helped to increase occupancy levels at Mandarin Oriental, although room rates have lagged in some properties. Profit attributable to shareholders for the first six months of 2004 was US$5.6 million, compared with a loss of US$10.7 million in the first half of 2003. This improvement, coupled with the recent addition of new properties in New York and Washington D.C., makes the first half of 2004 a significant milestone for the group.

Improved occupancy in most destinations led to higher revenues from the group's subsidiary hotels. In particular, operating profit recovered in Hong Kong where both Mandarin Oriental and The Excelsior achieved strong occupancy levels, at 80% and 88%, respectively. Mandarin Oriental, Hyde Park in London continued to perform well. At the group's associate and joint venture hotels, operating profits increased with growth in Asia and the leisure markets in Hawaii and Miami. Meanwhile, Mandarin Oriental, New York is establishing itself as the leading hotel in the city and is beginning to perform in line with expectations.

The group's latest hotel, Mandarin Oriental, Washington D.C., was well received when it opened in late March, although its results were adversely affected by start-up costs. The construction of Mandarin Oriental, Tokyo, remains on track to open in early 2006, and progress is also being made on new hotel developments at The Landmark in Hong Kong and in Boston. Over the past six months, the group's development strategy has gathered momentum with the announcement that it is to manage two luxury resorts under construction in northern Thailand and Mexico, and agreement has also been reached to manage the Hôtel Royal Monceau in Paris, which will undergo a significant renovation.

Jardine Cycle & Carriage

Improved performances from most operations enabled Jardine Cycle & Carriage to produce a good increase in earnings with underlying profit after tax and minorities for the period rising 38% to US$129 million. The effect of its rights issue in 2003 meant that underlying earnings per share increased at the lower rate of 12%.

Jardine Cycle & Carriage increased its shareholding in Astra in the half-year from 37% to its current 42% at a cost of some US$120 million. Astra's contribution to the group's underlying profit for the period was US$100 million, up 33%. There was good growth in Astra's motor vehicle and motorcycle markets in Indonesia due to continued buoyant consumer demand. The strong sales also benefited Astra's consumer finance operations. Astra's affiliate, United Tractors, now 53% held, raised over US$70 million through a rights issue in May, which it used to repurchase debt. Astra also increased its shareholding in its agribusiness, Astra Agro Lestari, from 63% to 80%.

Underlying profit from its motor operations improved by 61% to US$20 million due to the elimination of the losses from Australia and good performances by all operations except Malaysia. The New Zealand motor activities traded well prior to their sale in June 2004, which produced a gain of US$24 million. Agreement has been reached with DaimlerChrysler to extend the group's retail exclusivity in Singapore to the end of 2010. The group has expanded its Indonesian motor interests with the acquisition of a 34% shareholding in PT Tunas Ridean for US$20 million and is to acquire further 12% stake in Cycle & Carriage Bintang for US$11 million, subject to regulatory approval, which will increase its shareholding to 59%.

The underlying contribution from property was US$13 million, 26% higher than the same period last year. MCL Land is selling investment properties to focus on development. Agreement has been reached for the sale of 78 Shenton Way for US$88 million, although a write-down in value of US$19 million by MCL Land has been required prior to disposal.

Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account

		(unaudited) Six months ended 30th June	Year ended 31st December
	2004	2003	2003
	US$m	US$m	US$m
Revenue *(note 2)*	**4,410**	4,201	8,452
Cost of sales	**(3,392)**	(3,256)	(6,496)
Gross profit	**1,018**	945	1,956
Other operating income	**83**	43	122
Selling and distribution costs	**(645)**	(634)	(1,280)
Administration expenses	**(222)**	(222)	(446)
Other operating expenses	**(31)**	(31)	(71)
Operating profit *(note 3)*	**203**	101	281
Net financing charges	**(54)**	(60)	(113)
Share of results of associates and joint ventures excluding change in fair value of investment properties	**234**	172	390
Increase/(decrease) in fair value of investment properties	**287**	(356)	(315)
Share of results of associates and joint ventures *(note 4)*	**521**	(184)	75
Profit/(loss) before tax	**670**	(143)	243
Tax *(note 5)*	**(42)**	(29)	(63)
Profit/(loss) for the period	**628**	(172)	180
Profit/(loss) attributable to shareholders	**441**	(178)	65
Profit attributable to outside interests	**187**	6	115
	628	(172)	180
	US¢	US¢	US¢
Earnings/(loss) per share *(note 6)*			
- basic	**124.40**	(48.60)	17.87
- diluted	**123.27**	(48.60)	17.42

Jardine Matheson Holdings Limited
Consolidated Balance Sheet

		(unaudited) At 30th June	At 31st December
	2004	2003	2003
	US$m	US$m	US$m
Net operating assets			
Goodwill	**318**	117	151
Tangible assets	**1,433**	1,397	1,521
Investment properties	**158**	401	359
Leasehold land payments	**470**	478	484
Associates and joint ventures	**3,340**	2,628	2,793
Other investments	**705**	640	696
Deferred tax assets	**36**	34	37
Pension assets	**79**	84	79
Other non-current assets	**1**	15	16
Non-current assets	**6,540**	5,794	6,136
Properties for sale	**335**	344	340
Stocks and work in progress	**696**	811	832
Debtors and prepayments	**562**	562	603
Current tax assets	**12**	11	11
Bank balances and other liquid funds	**847**	1,077	955
	2,452	2,805	2,741
Non-current assets classified as held for sale *(note 7)*	**210**	-	-
Current assets	**2,662**	2,805	2,741
Creditors and accruals	**(1,602)**	(1,492)	(1,687)
Borrowings	**(372)**	(577)	(362)
Current tax liabilities	**(55)**	(49)	(57)
Current provisions	**(56)**	(46)	(65)
	(2,085)	(2,164)	(2,171)
Liabilities directly associated with non-current assets classified as held for sale *(note 7)*	**(32)**	-	-
Current liabilities	**(2,117)**	(2,164)	(2,171)
Net current assets	**545**	641	570
Long-term borrowings	**(2,166)**	(2,386)	(2,408)
Deferred tax liabilities	**(150)**	(158)	(158)
Pension liabilities	**(16)**	(13)	(16)
Non-current provisions	**(7)**	(29)	(12)
Other non-current liabilities	**(21)**	(39)	(27)
	4,725	3,810	4,085
Total equity			
Share capital	**150**	153	151
Share premium	**3**	1	2
Revenue and other reserves	**3,698**	2,969	3,199
Own shares held	**(675)**	(670)	(670)
Shareholders' funds	**3,176**	2,453	2,682
Outside interests	**1,549**	1,357	1,403

Jardine Matheson Holdings Limited
Consolidated Statement of Changes in Equity

	(unaudited) Six months ended 30th June 2004 US$m	(unaudited) Six months ended 30th June 2003 US$m	Year ended 31st December 2003 US$m
Total equity at beginning of period	**4,085**	4,056	4,056
Change in accounting policy for goodwill	**249**	-	-
	4,334	4,056	4,056
Attributable to outside interests	**(1,446)**	(1,463)	(1,463)
Shareholders' funds at beginning of period	**2,888**	2,593	2,593
Revaluation of properties			
- net revaluation surplus/(deficit)	**2**	(2)	(12)
- deferred tax	**-**	(1)	(3)
Revaluation of other investments			
- fair value gain	**28**	96	171
- transfer to consolidated profit and loss account on disposal	**10**	-	(4)
- deferred tax	**-**	-	(1)
Net exchange translation differences			
- amount arising in the period	**(86)**	53	103
- transfer to consolidated profit and loss account	**(2)**	3	14
Cash flow hedges			
- fair value gain	**11**	5	9
- transfer to consolidated profit and loss account	**7**	3	6
Net (loss)/profit recognized directly in equity	**(30)**	157	283
Profit/(loss) for the period	**628**	(172)	180
Total recognized profit/(loss)	**598**	(15)	463
Attributable to outside interests	**(147)**	(32)	(176)
	451	(47)	287
Dividends *(note 8)*	**(90)**	(82)	(110)
Employee share option schemes			
- value of employee services	**1**	-	1
- proceeds from shares issued	**12**	2	9
Scrip issued in lieu of dividends	**22**	16	22
Repurchase of shares	**(101)**	(27)	(119)
Change in attributable interests	**(2)**	(2)	(1)
Increase in own shares held	**(5)**	-	-
Shareholders' funds at end of period	**3,176**	2,453	2,682
Total equity	**4,725**	3,810	4,085
Attributable to outside interests	**(1,549)**	(1,357)	(1,403)
Shareholders' funds	**3,176**	2,453	2,682

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement

	2004	(unaudited) Six months ended 30th June 2003	Year ended 31st December 2003
	US$m	US$m	US$m
Operating activities			
Operating profit	**203**	101	281
Depreciation and amortization	**78**	82	172
Other non-cash items	**(24)**	27	29
Decrease/(increase) in working capital	**12**	(4)	155
Interest received	**6**	13	15
Interest and other financing charges paid	**(53)**	(67)	(132)
Tax paid	**(33)**	(28)	(59)
	189	124	461
Dividends from associates and joint ventures	**95**	118	214
Cash flows from operating activities	**284**	242	675
Investing activities			
Purchase of subsidiary undertakings *(note 9(a))*	**(71)**	(217)	(338)
Purchase of associates and joint ventures *(note 9(b))*	**(131)**	(93)	(176)
Repayment of amounts due to associates and joint ventures	**-**	(59)	(78)
Purchase of other investments	**(15)**	(23)	(28)
Purchase of tangible assets	**(98)**	(101)	(219)
Sale of subsidiary undertakings *(note 9(c))*	**111**	10	100
Sale of associates and joint ventures *(note 9(d))*	**43**	22	51
Sale of other investments *(note 9(e))*	**56**	40	56
Sale of tangible assets	**21**	16	64
Sale of investment properties	**74**	2	25
Sale of leasehold land	**13**	4	2
Cash flows from investing activities	**3**	(399)	(541)
Financing activities			
Issue of shares	**12**	2	9
Repurchase of shares	**(101)**	(27)	(119)
Capital contribution from outside shareholders	**4**	4	70
Grants received	**-**	3	4
Drawdown of borrowings	**2,486**	3,066	6,408
Repayment of borrowings	**(2,708)**	(2,978)	(6,567)
Dividends paid by the Company	**(52)**	(51)	(69)
Dividends paid to outside shareholders	**(37)**	(49)	(173)
Cash flows from financing activities	**(396)**	(30)	(437)
Effect of exchange rate changes	**(6)**	(4)	(2)
Net decrease in cash and cash equivalents	**(115)**	(191)	(305)
Cash and cash equivalents at beginning of period	**940**	1,245	1,245
Cash and cash equivalents at end of period	**825**	1,054	940

Jardine Matheson Holdings Limited
Analysis of Profit Contribution

		(unaudited) Six months ended 30th June	Year ended 31st December
	2004	2003	2003
	US$m	US$m	US$m
Group contribution			
Jardine Pacific	**49**	26	74
Jardine Motors Group	**26**	22	44
Jardine Lloyd Thompson	**24**	20	31
Hongkong Land	**34**	30	62
Dairy Farm	**37**	24	72
Mandarin Oriental	**3**	(4)	6
Jardine Cycle & Carriage	**55**	37	81
Profit from core businesses	**228**	155	370
Corporate and other interests	**(34)**	(36)	(75)
Underlying profit attributable to shareholders	**194**	119	295
Increase/(decrease) in fair value of investment properties	**227**	(283)	(247)
Other adjustments	**20**	(14)	17
Profit/(loss) attributable to shareholders	**441**	(178)	65
Further analysis of Jardine Pacific			
EastPoint	**2**	2	4
Gammon	**2**	1	1
HACTL	**13**	9	22
Jardine Aviation Services	**4**	1	4
Jardine Engineering Corporation	**3**	(2)	4
Jardine OneSolution	**3**	1	4
Jardine Property Investment	**1**	2	4
Jardine Restaurants	**11**	4	12
Jardine Schindler	**6**	6	12
Jardine Shipping Services	**4**	3	6
Pacific Finance	**3**	1	2
Other interests	**2**	5	10
	54	33	85
Corporate	**(5)**	(7)	(11)
	49	26	74
Further analysis of Jardine Motors Group			
Hong Kong and Mainland China	**13**	13	22
United Kingdom	**13**	5	15
United States	**-**	3	6
Corporate and other interests	**-**	-	(1)
	26	21	42
Adjustment for amortization of goodwill	**-**	1	2
	26	22	44

Jardine Matheson Holdings Limited
Notes

1. Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

In 2004, the Group early adopted the following International Financial Reporting Standards (IFRS):

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group charges the cost of share options to the profit and loss account.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period ranging from 5 to 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

1. Accounting Policies and Basis of Preparation (continued)

	2004 US$m	2003 US$m
The adoption of IFRS 2 resulted in:		
Six months ended 30th June		
Increase in administration expenses	**1**	-
Decrease in basic earnings per share (US¢)	**0.25**	0.04
Decrease in diluted earnings per share (US¢)	**0.25**	0.04
The adoption of IFRS 3 resulted in:		
At 1st January		
Increase in total equity	**249**	-

Following a change in the accounting standards in the United Kingdom, an associate revised its revenue recognition policy for insurance contracts settled by instalments. This revision has resulted in an acceleration of revenue recognition, offset by a deferral of a portion of revenue to recognize post placement contractual obligations. The effect of this change has been to increase profit attributable to shareholders for the six months ended 30th June 2003 and 2004 by US$3 million and US$6 million respectively.

Other than described above, there have been no other changes to the accounting policies described in the 2003 annual financial statements.

The Group's reportable segments are set out in note 2 and are described on pages 5 to 9.

2. Revenue

	Six months ended 30th June	
	2004 US$m	2003 US$m
By business:		
Jardine Pacific	**526**	580
Jardine Motors Group	**1,091**	954
Dairy Farm	**1,919**	1,660
Mandarin Oriental	**151**	90
Jardine Cycle & Carriage	**722**	916
Other activities	**1**	1
	4,410	4,201

3. Operating Profit

	Six months ended 30th June	
	2004	2003
	US$m	US$m
By business:		
Jardine Pacific	**20**	13
Jardine Motors Group	**7**	28
Dairy Farm	**97**	46
Mandarin Oriental	**18**	3
Jardine Cycle & Carriage	**47**	32
	189	122
Corporate and other interests	**14**	(21)
	203	101

4. Share of Results of Associates and Joint Ventures

	Six months ended 30th June	
	2004	2003
	US$m	US$m
By business:		
Jardine Pacific	**34**	24
Jardine Motors Group	**9**	4
Jardine Lloyd Thompson	**23**	20
Hongkong Land	**44**	38
Dairy Farm	**5**	5
Mandarin Oriental	**1**	-
Jardine Cycle & Carriage	**118**	81
	234	172
Increase/(decrease) in fair value of investment properties	**287**	(356)
	521	(184)

Results are shown after tax and outside interests. In 2003, results are also shown after amortization of goodwill.

5. Tax

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$2 million *(2003: US$2 million).*

6. Earnings Per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$441 million *(2003: loss of US$178 million)* and on the weighted average number of 355 million *(2003: 367 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on profit attributable to shareholders of US$441 million *(2003: loss of US$179 million),* which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 358 million *(2003: 369 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders of US$194 million *(2003: US$119 million and US$118 million respectively).* A reconciliation of earnings is set out below:

	Six months ended 30th June					
	2004			2003		
	US$m	**Basic earnings per share US¢**	**Diluted earnings per share US¢**	US$m	Basic earnings per share US¢	Diluted earnings per share US¢
Underlying profit	**194**	**54.86**	**54.28**	119	32.29	31.92
Increase/(decrease) in fair value of investment properties	**227**			(283)		
Other adjustments	**20**			(14)		
	247			(297)		
Profit/(loss) attributable to shareholders	**441**	**124.40**	**123.27**	(178)	(48.60)	(48.60)

6. Earnings Per Share (continued)

A fuller analysis of the adjustments made to the profit attributable to shareholders in arriving at the underlying profit is set out below:

	Six months ended 30th June	
	2004	2003
	US$m	US$m
Increase/(decrease) in fair value of investment properties		
- Hongkong Land	**227**	(280)
- other	**-**	(3)
	227	(283)
Sale and closure of businesses		
- New Zealand motor operations	**10**	-
- other	**1**	1
	11	1
Asset impairment	**-**	(7)
Fair value loss on conversion option component of 4.75% Guaranteed Bonds due 2007	**-**	(7)
Sale of leasehold properties	**4**	-
Sale of investments	**5**	-
Debt buyback in an associate	**-**	3
Adjustments for depreciation, amortization and deferred tax*	**-**	(4)
	247	(297)

* Representing difference between depreciation and amortization of owner-occupied leasehold interests calculated on a valuation and on a cost basis, and changes in tax rates in respect of deferred tax on the surplus arising on the valuation of owner-occupied leasehold interests upon an increase in holdings in subsidiary undertakings.

7. Non-current Assets Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	At 30th June **2004** **US$m**
Tangible assets	**48**
Investment properties	**123**
Leasehold land payments	**7**
Stocks and work in progress	**21**
Debtors and prepayments	**9**
Bank balances and other liquid funds	**2**
Total assets	**210**
Creditors and accruals	**(21)**
Current borrowings	**(4)**
Deferred tax liabilities	**(5)**
Pension liabilities	**(2)**
Total liabilities	**(32)**

The assets and liabilities related to Jardine Pacific's restaurant business in Hawaii and interest in United Terminal, Jardine Motors Group's motor operations in Beverly Hills, a leasehold property in Dairy Farm, and certain investment properties in Jardine Cycle & Carriage.

8. Dividends

	Six months ended 30th June	
	2004 **US$m**	2003 US$m
Final dividend in respect of 2003 of US¢25.20 *(2002: US¢22.20)* per share	**152**	136
Less Company's share of dividends paid on the shares held by subsidiary undertakings	**(62)**	(54)
	90	82

An interim dividend in respect of 2004 of US¢8.50 *(2003: US¢7.80)* per share amounting to a total of US$51 million *(2003: US$48 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$21 million *(2003: US$19 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

9. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	Six months ended 30th June **2004** **US$m**	2003 US$m
Purchase of shares in Jardine Strategic	**25**	-
Purchase of shares in Dairy Farm	**21**	178
Purchase of shares in Mandarin Oriental	**-**	7
Purchase of shares in Jardine Cycle & Carriage	**14**	-
Store acquisitions in Dairy Farm	**3**	27
Other	**8**	5
	71	217

(b) Purchase of associates and joint ventures in the six months ended 30th June 2004 included Jardine Strategic's increased interest in Hongkong Land of US$5 million *(2003: US$4 million)* and Jardine Cycle & Carriage's increased interest in Astra of US$124 million *(2003: US$87 million)*.

(c) Sale of subsidiary undertakings	Six months ended 30th June **2004** **US$m**	2003 US$m
Goodwill	**-**	2
Tangible assets	**33**	9
Leasehold land payments	**1**	-
Associates and joint ventures	**-**	1
Deferred tax assets	**1**	-
Pension assets	**-**	3
Current assets	**109**	65
Current liabilities	**(50)**	(46)
Long-term borrowings	**(2)**	-
Deferred tax liabilities	**(6)**	(1)
Net assets disposed of	**86**	33
Cumulative exchange translation differences	**(2)**	-
Profit/(loss) on disposal	**31**	(2)
Sale proceeds	**115**	31
Adjustment for deferred consideration	**4**	-
Adjustment for carrying value in other investments	**-**	(20)
Tax paid on disposal in prior period	**(7)**	-
Cash and cash equivalents of subsidiary undertakings disposed of	**(1)**	(1)
Net cash inflow	**111**	10

Net cash inflow in 2004 of US$111 million included Jardine Pacific's sale of its Caterpillar dealerships in Hawaii and Taiwan of US$49 million, Dairy Farm's sale of Hong Kong Ice & Cold Storage of US$20 million and Jardine Cycle & Carriage's sale of its New Zealand motor operations of US$45 million.

Net cash inflow in 2003 of US$10 million included Jardine Motors Group's sale of

9. Notes to Consolidated Cash Flow Statement (continued)

(d) Sale of associates and joint ventures in the six months ended 30th June 2004 included Jardine Motors Group's interest in Polar Motor Group of US$30 million.

(e) Sale of other investments in the six months ended 30th June 2004 included Jardine Strategic's interest in Hap Seng of US$20 million.

Sale of other investments in the six months ended 30th June 2003 included a distribution from Edaran Otomobil Nasional of US$36 million following its asset divestment in 2002.

10. Capital Commitments and Contingent Liabilities

	At 30th June **2004** **US$m**	At 30th June 2003 US$m	At 31st December 2003 US$m
(a) Capital commitments	**78**	229	105
(b) Contingent liabilities - guarantees in respect of facilities made available to associates and joint ventures	**78**	115	70

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

The interim dividend of US¢8.50 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004, and will be available in cash with a scrip alternative. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 30th September 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 6th October 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

- end -

For further information, please contact:

Jardine Matheson Limited
Norman Lyle (852) 2843 8216

Golin/Harris Forrest
C T Hew (852) 2501 7963

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.